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REGATTA VISUAL COMMUNICATIONS, INC.

A Florida Corporation
Secretary of State File No. P14000045819 - 2014
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October 7, 2014

U.S. SECURITIES AND EXCHANGE COMMISSION

RE: DRAFT REGISTRATION STATEMENT WITHDRAWAL

REGATTA VISUAL COMMUNICATIONS
File # 377-00801
CIK 0001583953

Dear Sirs,
   This is an official request to withdraw the Draft Registration Statement of Regatta Visual Communications, Inc. due to a clerical error in which the name of the filing agent was placed in the spot in which the company name should have been placed. The company will be applying for a new CIK number in order to resubmit again. If you have any questions I can be reached at 561-755-2318. Thank you so much.



Sincerely,
Dennis Carrasquillo
Vice Pres. / Sales Development